Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD.  ANNOUNCES 19.3% INCREASE IN REVENUE FOR FIRST QUARTER OF 2005

$1 Million in Sales of Engineered Products Contributes to Sales Growth

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Matthew Hayden/Brett Maas
905-479-0654	843-272-4653
e mail: ir@alphaprotech.com

•                  Revenues increase 19.3% to $7.0 million

•                  Engineered Products Segment contributes $1.0 million

•                  Balance sheet reports $16.4 million in shareholders’ equity and no debt

Nogales, Arizona — May 11, 2005, Alpha Pro Tech (AMEX: APT; CHX: APT) a leading manufacturer of products designed to protect people and environments, including disposable protective apparel and construction supply weatherization products, announced its financial results for the first quarter ended March 31, 2005.

Revenues for the three months ended March 31, 2005 increased 19.3% to $7.0 million, up from $5.9 million for the comparable prior year period. The new Engineered Products segment, which consists of construction supply weatherization products including building wrap and roof underlayment, contributed $1.0 million of the sales. Sales for the Disposable Protective Apparel Division for the quarter increased 3.7% to $4.2 million as compared to sales of $4.1 million for the same period of 2004 due to increased sales to distributors that concentrate on the industrial safety market. Sales of infection control products, including the Company’s mask and eye shield line of products, remained flat compared to the $1.2 million sold last year.

Gross profit margin for the quarter decreased to 45.3% from 51.1 % in the first quarter last year. The decrease is due to the initial launch of the Company’s Engineered Products segment, in which the Company validated its proprietary manufacturing processes and encountered normal startup costs. During the first quarter, gross profit on the segment’s products was 20.6%.  Management expects margins on this segment to increase sequentially each quarter, stabilizing in the 35% range by the second quarter of 2006.  As revenues from this segment expand and startup costs dissipate the

Company’s distribution strategy will enable greater operating leverage which should favorably impact net margins due to lower marketing costs compared to the other product lines.  Excluding revenues from the Engineered Products segment, gross profit margin was 49.3% for the quarter, in line with the 49.5% gross profit margin reported for fiscal 2004.

Selling, general and administrative expenses were $2.4 million, an increase of 11.2% from the $2.1 million reported for the first quarter last year. The increase was primarily attributed to the startup of the Engineered Products Division and initiatives to ensure Sarbanes-Oxley corporate compliance. SG&A expenses for the quarter were specifically impacted by $317,000 in expenses related to the Engineered Products segment, expenses which were not present last year. Management believes the infrastructure the Company has built in the last six months is sufficient to significantly grow revenues in this segment, and accordingly, expenses are not expected to materially increase over the next 12 months.

Income from operations decreased by 7.7% to $686,000 from $743,000 for the first quarter of last year.  The decrease is attributed to an increase in SG&A expenses, partially offset by an increase in gross profit. Net income for the quarter ended March 31, 2005 was $444,000, or $0.02 per share, compared to net income of $467,000, or $0.02 per share, in the first quarter last year. Net income for the quarter was impacted by a pre-tax loss of $115,000 in connection with the Engineered Products segment. Management anticipates this segment to reach profitability in the quarter ending June 30, 2005. Excluding this segment, net income for the first quarter would have increased 9.0% to $509,000 compared to the first quarter last year.

The balance sheet continues to remain strong with a current ratio of 8.4:1 on March 31, 2005.  The Company continues to carry no long-term debt, and shareholders’ equity improved to $16.4 million as of March 31, 2005 from $15.7 million as of December 31, 2004.

Al Millar, President of Alpha Pro Tech commented, “We successfully launched our Engineered Products segment and successfully worked through the typical startup issues which were anticipated as part of this launch. During the first quarter, we introduced two new key products, secured a national distributor, and generated $1.0 million in revenue.  The initial sales, of which 77% emanated from building wrap and the balance from roof underlayment, is the result of Perma “R” Products, Inc. ramping up its marketing initiatives to its diversified customer base. The combination of manufacturing efficiencies and leveraging an experienced sales and marketing partner gives us confidence that we can improve our net margins on a going forward basis.  Even though our Disposable Protective Apparel segment only increased by 3.7%, orders from our largest distributor in the first quarter of 2005 exceeded orders for the same period in 2004 by approximately $1,000,000 or 25%.  Due to a short-term issue with one of our raw materials, which has been resolved and the Chinese New Year, which resulted in two weeks of down-time with one of our Chinese sub-contractor factories, we received fewer containers from China than ordered and therefore could not fulfill these orders within the first quarter.  We expect to fulfill these in the second quarter.  In summary, we finished the quarter with the strongest, most diversified and most comprehensive product portfolio in our Company’s history, and we believe we are well positioned for measurable financial improvements in 2005.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Ltd. develops, manufactures and markets innovative disposable and limited-use protective apparel products and infection control products for the clean room, industrial, pharmaceutical, medical, dental and food service markets.  Alpha ProTech Engineered Products develops and manufactures a line of construction supply weatherization products, including housewrap and roof underlayment, as well as a line of antimicrobial paint. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; and Valdosta, Georgia.  For more information and copies of all news releases and financials visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based

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- tables follow —

ALPHA PRO TECH, LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

	For the Three Months Ended March 31,
	2005	2004
Net sales	$6,982,000	$5,853,000

Cost of goods sold, excluding depreciation and amortization	3,821,000	2,863,000

Gross margin	3,161,000	2,990,000

Expenses:
Selling, general and administrative	2,352,000	2,115,000
Depreciation and amortization	123,000	132,000

Income from operations	686,000	743,000

Interest, net	(16,000)	1,000

Income before provision for income taxes	702,000	742,000

Provision for income taxes	258,000	275,000

Net income	$444,000	$467,000

Basic net income per share	$0.02	$0.02

Diluted net income per share	$0.02	$0.02

Basic weighted average shares outstanding	23,646,008	23,106,731

Diluted weighted average shares outstanding	25,042,812	24,891,891

BALANCE SHEET HIGHLIGHTS

	March 31st	December 31st
	2005	2004

Cash	$3,368,000	$4,875 ,000
Total Current Assets	$15,291,000	$15,348,000
Net Property and Equipment	$3,409,000	$3,256,000
Total Assets	$18,878,000	$18,789,000

Total Current Liabilities	$1,814,000	$2,437,000
Total Liabilities	$2,466,000	$3,089,000
Shareholder’s Equity	$16,412,000	$15,700,000
Total Liabilities and Equity	$18,878,000	$18,789,000